UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

                  Proxy Statement Pursuant to Section 14(a) of
                       the Securities Exchange Act of 1934

Filed by the Registrant [_]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]   Preliminary Proxy Statement

[_] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[_]   Definitive Proxy Statement

[_]   Definitive Additional Materials

[_]   Soliciting Material Pursuant to ss.240.14a-12

                    The Children's Place Retail Stores, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                                   EZRA DABAH
                                   RENEE DABAH
                               STANLEY SILVERSTEIN
                                RAINE SILVERSTEIN
                                  BARBARA DABAH
                                  GILA GOODMAN
                                RAPHAEL BENAROYA
                               JEREMY J. FINGERMAN
                                ROSS B. GLICKMAN
                               EMANUEL R. PEARLMAN
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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


           PRELIMINARY COPY DATED JUNE 5, 2009 - SUBJECT TO COMPLETION

                        ANNUAL MEETING OF SHAREHOLDERS OF
                    THE CHILDREN'S PLACE RETAIL STORES, INC.

    ------------------------------------------------------------------------

                               PROXY STATEMENT OF
                   THE COMMITTEE OF CONCERNED SHAREHOLDERS OF
                              THE CHILDREN'S PLACE

Dear Fellow Children's Place Shareholders:

            This proxy statement and the enclosed GOLD proxy card are being furnished to shareholders of The Children's Place Retail Stores, Inc. ("The Children's Place" or the "Company") in connection with the solicitation of proxies by The Committee of Concerned Shareholders of The Children's Place (the "Committee") to be used at the 2009 annual meeting of shareholders of The Children's Place, including any adjournments or postponements thereof and any meeting held in lieu thereof. The 2009 Annual Meeting is scheduled to be held at 10:00 a.m., New York time, on [ ], 2009, at [ ] located at [ ]. This proxy statement and the GOLD proxy card are first being furnished to shareholders on or about [ ], 2009.

            THIS SOLICITATION IS BEING MADE BY THE COMMITTEE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

            The Committee is soliciting your proxy for the 2009 Annual Meeting in support of the following proposals:

            1. To elect Raphael Benaroya, Jeremy J. Fingerman and Ross B. Glickman (each a "Nominee" and collectively, the "Nominees") to serve as directors of the Company.

            2. To adopt a resolution recommended by the Board and included in the Company's proxy statement for the 2009 Annual Meeting ratifying the Company's Audit Committee's selection of BDO Seidman LLP as the Company's independent auditors for fiscal 2009.

            3. To adopt a stockholder resolution that any provision of the Bylaws of the Company that is adopted by the Board and not the shareholders of the Company after March 5, 2009 be repealed.

            IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON [ ], 2009: the proxy materials are available at http://www.eproxyaccess.com/plce.

            More information about the Nominees can be found under "PROPOSAL 1 - ELECTION OF DIRECTORS" beginning on page [ ] of this proxy statement and "INFORMATION ABOUT THE PARTICIPANTS" beginning on page [ ] of this proxy statement.

            The Company has disclosed that the record date for determining shareholders entitled to notice of and to vote at the 2009 Annual Meeting is [ ], 2009 (the "Record Date"). Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2009 Annual Meeting. According to the Company's proxy statement, as of the Record Date, there were [29,559,643] shares of common stock, $.10 par value per share, outstanding and entitled to vote at the 2009 Annual Meeting. Each share has one vote.

            The Committee may be deemed to beneficially own, in the aggregate, 6,442,557 shares, representing approximately 21.8% of the Company's outstanding common stock. Details of the Committee's beneficial ownership of the Company's common stock can be found under "INFORMATION ABOUT THE PARTICIPANTS" beginning on page [ ] of this proxy statement.

            Members of the Committee intend to vote their shares FOR the election of the Nominees, FOR the resolution ratifying the Company's Audit Committee's selection of BDO Seidman LLP as the Company's independent auditors for fiscal 2009 and FOR the bylaw restoration proposal. If one of the Nominees is unable to stand for election at the 2009 Annual Meeting, the proxies named on the attached GOLD proxy card will vote for Emanuel R. Pearlman (the "Alternate Nominee"), in place of such Nominee.

            MESSRS. BENAROYA, FINGERMAN AND GLICKMAN ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL SHAREHOLDERS. VOTE YOUR GOLD PROXY CARD FOR THE NOMINEES AND FOR THE BYLAW RESTORATION PROPOSAL.

            As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

            1. Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record. Internet voting procedures are designed to authenticate your identity, allow you to vote your shares and confirm that your instructions have been properly recorded. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you had signed and returned a proxy card. If you submit your vote by Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies;

            2. Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record. Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you had signed and returned a proxy card;

            3. Sign, date and return the enclosed GOLD proxy card in the enclosed postage paid provided; or

            4. Vote in person by attending the 2009 Annual Meeting. Written ballots will be distributed to shareholders who wish to vote in person at the 2009 Annual Meeting. If you hold your shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

            DO NOT SIGN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED WHITE PROXY BY SIGNING AND RETURNING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE COMMITTEE OR TO THE SECRETARY OF THE COMPANY, OR BY INSTRUCTING THE COMMITTEE BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED (INSTRUCTIONS ARE ON YOUR GOLD PROXY CARD).

            HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

            IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY THAT INSTITUTION CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

            The Committee has retained Innisfree M&A Incorporated to assist in communicating with shareholders in connection with the proxy solicitation and to assist in efforts to obtain proxies. If you have any questions about executing your GOLD proxy, voting by telephone or via the Internet or if you require assistance, please contact:

                           Innisfree M&A Incorporated
                               501 Madison Avenue
                            New York, New York 10022
                   Shareholders Call Toll-Free: (888) 750-5834
                 Banks and Brokers Call Collect: (212) 750-5833

                   BACKGROUND AND REASONS FOR THE SOLICITATION

            Ezra Dabah is the Company's largest shareholder, owning, together with his wife, approximately 16.6% of the Company's outstanding shares. Mr. Dabah has been a director of the Company since 1989. He also served as Chairman and Chief Executive Officer from 1991 to 2007.

            Mr. Dabah resigned without cause as CEO of the Company on September 24, 2007 pursuant to mutual agreement with the Board. Following his departure as CEO in September 2007, Mr. Dabah became concerned about the future of the Company and a possible decline in shareholder value. He therefore began to consider alternatives with respect to his significant investment in the Company. Among the alternatives Mr. Dabah considered was the possibility of making an offer to acquire the Company. Mr. Dabah then began to discuss with potential private equity sponsors the possible acquisition of the Company. However,
Section 203 of the Delaware General Corporation Law (the "DGCL"), which applies to the Company, restricted Mr. Dabah's ability to partner with a third party to acquire the Company, without the Board's prior authorization.

            In October 2007, the Company announced that it had engaged Lehman Brothers to act as its financial advisor in undertaking a review of the Company's strategic alternatives to improve operations and enhance shareholder value, including potential organizational and operational improvements, a recapitalization, or other transactions.

            In February 2008, Mr. Dabah requested that the Board authorize, pursuant to Section 203 of the DGCL, Mr. Dabah to enter into an agreement with Golden Gate Private Equity, Inc. ("Golden Gate") for the purpose of making a proposal to the Board to acquire the Company's outstanding shares.

            Without addressing Mr. Dabah's request, on February 19, 2008, the Company announced that it had scheduled its 2008 annual meeting of shareholders for June 27, 2008. At the time of the announcement, the Company had not held an annual meeting since June 22, 2006, a period of nearly 20 months, and the date set by the Board represented an additional delay of over four months. Given the slow pace at which the Board was conducting its review of strategic alternatives and his interest in making a proposal to acquire the Company, Mr. Dabah determined that delaying the annual meeting until late June was not in the best interests of the Company or its shareholders. Therefore, on February 21, 2008, Mr. Dabah filed a complaint in Delaware court requesting that the court order the Company to hold its 2008 annual meeting within 45 days from the filing of the complaint. Mr. Dabah and the Company eventually reached a settlement of the matter which was announced on May 9, 2008. Pursuant to the settlement, Mr. Dabah agreed to dismiss his complaint and vote for the Company's slate of six directors (Louis Lipschitz, Joseph Alutto, Mr. Dabah, Charles Crovitz, Robert Fisch and Stanley Silverstein) at the 2008 annual meeting, and the Board agreed to conduct a bona fide sales process and approve Mr. Dabah's request for a waiver under Section 203 of the DGCL.

            Mr. Dabah and Golden Gate thereafter participated in the Company's sales process and conducted a due diligence review of the Company. Despite Mr. Dabah's numerous requests for the Company to conduct a prompt process and respond to basic due diligence requests in a timely manner, the Company's sale process lasted for over nine months. Ultimately Mr. Dabah and Golden Gate determined not to submit a formal, binding acquisition proposal, mainly due to the weak debt markets, which had deteriorated while the Board extended its sales process over a nine month period. On February 5, 2009, the Company announced that its Board had completed its previously announced review of strategic alternatives. The review did not result in a sale of the Company.

            On March 5, 2009, over Mr. Dabah's objection, the directors increased the size of the Board from eight to nine directors and appointed Norman Matthews to fill the vacancy created by the increase. Mr. Dabah objected to the appointment of Mr. Matthews to the Board because Mr. Dabah believed the unilateral expansion of the Board was inconsistent with the agreement between Mr. Dabah and the Company regarding the election of six directors at the 2008 annual meeting.

            On May 5, 2009, Mr. Dabah delivered to the Company notice of his intent to nominate Messrs. Benaroya, Fingerman and Glickman for election as directors of the Company at the 2009 Annual Meeting and to propose a stockholder resolution that any provision of the Bylaws that is adopted by the Board and not the shareholders of the Company after March 5, 2009 be repealed.

            On or about June 1, 2009, Mr. Dabah and his wife formed the Committee of Concerned Shareholders of The Children's Place for the purpose of conducting the proxy solicitation. Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman have joined the Committee because they support the election of Messrs. Benaroya, Fingerman and Glickman to the Board. Stanley Silverstein is Ezra Dabah's father-in-law. Raine Silverstein is Stanley Silverstein's wife. Barbara Dabah is Ezra Dabah's sister-in-law. Gila Goodman is Ezra Dabah's sister.

            The Committee is concerned about the future of the Company and the ability of the incumbent senior management team and Board to sustain future growth and increase shareholder value. In particular, the Committee remains concerned with (1) the current Board's minimal stock ownership in the Company,
(2) the lack of certain core competencies and experience on the Board, (3) the Board's failure to attract a permanent Chief Executive Officer, (4) the loss of key talent over the last 20 months and (5) senior management's failure to develop and implement sufficient short and long-term growth opportunities for the Company.

            In stark contrast to the members of the Committee, who own approximately 21.8% of the Company's outstanding common stock, the current members of the Board as a group, excluding Mr. Dabah and Mr. Silverstein, own less than 1% of the Company's outstanding stock. While the directors are not legally required to own shares in the Company and otherwise have fiduciary duties to act in the interests of shareholders, the Committee believes shareholders would be better served by a Board that has a greater economic ownership interest in the Company. The Committee believes increased share ownership would align the Board's economic interests with those of shareholders. Interim CEO Charles Crovitz's total compensation for his role as interim

CEO in fiscal year 2008 was $3,904,865 (including $519,416 in perquisites), which the Committee believes is excessive given his role as interim CEO and his lack of CEO experience. In addition, Mr. Crovitz received an equity award valued at approximately $1 million in February 2009. In the Committee's opinion, the economic interests of a majority of the current directors and Mr. Crovitz in building a new leadership team are not aligned with the economic interests of the Company's shareholders. While none of the Nominees currently owns any common stock of the Company, each of the Nominees has committed to purchase shares of the Company's common stock in the open market should they be elected to the Board.

            Mr. Dabah is proposing the election of Messrs. Benaroya, Fingerman and Glickman as directors because he and the Committee believes they will bring to the Board the experience and talent necessary to help position the Company to deliver and sustain future growth and increase shareholder value. In contrast, Sally Frame Kasaks, Norman Matthews and Malcolm Elvey, the Board's nominees, in the Committee's opinion, lack the fresh perspective and vision that the Committee believes is necessary to guide a specialty apparel retailer such as the Company.

            Ms. Kasaks, 64, was appointed Chair of the Board on an interim basis on January 31, 2007. Since that time, the Board has failed to identify and appoint a non-executive Chairperson to replace Ms. Kasaks. Mr. Dabah believes that in her interim role, Ms. Kasaks has not provided the Board with the direction, leadership and time necessary to resolve many of the difficulties that the Company has faced during her tenure, including identifying a permanent Chief Executive Officer to replace interim CEO Charles Crovitz. In addition, Ms. Kasaks currently serves as Chair and CEO of Pacific Sunwear of California, Inc., a West Coast-based lifestyle specialty retailer facing significant operational challenges. During fiscal 2008, Pacific Sunwear liquidated approximately 150 of its fashion-focused streetwear demo stores due to poor performance and recently announced that it anticipated closing an additional 35 to 50 underperforming stores each year over the course of the next three years. Although a company's stock price and performance can be impacted by a variety of factors, including the recent extreme volatility in financial and capital markets, the fact is that, since the appointment of Ms. Kasaks as Chair and CEO of Pacific Sunwear in May 2007 (she previously served as interim CEO beginning in October 2006), Pacific Sunwear's stock has declined approximately 81%. Pacific Sunwear was recently engaged in a proxy contest in which shareholders cited "disastrous performance" and called for Ms. Kasaks' immediate resignation. That proxy contest was ultimately settled. The Committee believes the challenges at Pacific Sunwear may distract Ms. Kasaks from her duties as Chair of The Children's Place's Board.

            Mr. Matthews, 76, joined the Board less than two months ago. The Committee does not believe that Mr. Matthews brings to the Company the forward outlook and fashion perspective necessary to understanding and preserving the youthful and contemporary image unique to "The Children's Place" brand. In addition, Mr. Matthews served on the boards of several entities that filed for bankruptcy, including Levitz and Loehmann's, Inc. Mr. Matthews is also a director of Finlay Enterprises, Inc., which recently announced that it had substantial doubt about its ability to continue as a going concern.

            Mr. Elvey, 67, has served as a director of the Company since 2002. Mr. Elvey is a venture capitalist focused on technology companies and his primary retail experience stems from his tenure at Metro Cash and Carry over 30 years ago.

            The Committee therefore questions whether the Board's nominees are the right nominees for the Company and whether as a group they add value to the Company when compared to our Nominees. Each of Messrs. Benaroya, Fingerman and Glickman are highly-qualified and proven executives with extensive experience in key areas of the Company's business, including specialty apparel retailing, mass consumer marketing and branding and retail real estate. The Committee believes each of these individuals will bring much-needed insight and new and relevant perspectives to the Board for continued profitable growth.

            Mr. Benaroya is currently Chairman of the Board of Directors of Russ Berrie & Company, Inc., a company that specializes in the design, import, marketing and distribution of infant and juvenile consumer products, and was formerly, until February 2009, Chairman of the Board of Directors of FAO Schwarz, Inc., a specialty toy retailer. Mr. Benaroya was also the Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., a specialty retailer of women's fashions, from 1989 until its successful sale in 2007. During Mr. Benaroya's tenure, United Retail grew to $462.1 million in net sales in fiscal 2006. Through his experiences as Chairman of the Board of Russ Berrie and FAO Schwarz, Mr. Benaroya has developed meaningful exposure to and understanding of the children's marketplace and the consumers that the Company targets.

            Mr. Fingerman has over 20 years of marketing and brand management experience. He is currently the Managing Principal of Clairmont Ventures, a strategic consulting and investment advisory firm focused on transforming brands and businesses. Most recently, Mr. Fingerman served as President and Chief Executive Officer of privately-held R.A.B. Food Group, LLC (Manishewitz), one of America's leading specialty foods companies. Prior to joining R.A.B., Mr. Fingerman served as President of the U.S. Soup Division at Campbell Soup Company, the world's largest maker and marketer of soup. As President, Mr. Fingerman was responsible for the company's largest division, which generated three consecutive years of consumption growth for the first time in 18 years.

            Mr. Glickman has over 35 years of specialty retail and real estate experience. He is currently Chairman and Chief Executive Officer of Urban Retail Properties, LLC, a development, leasing and management real estate company, specializing in retail shopping centers with approximately 28 million square feet under management. Urban Retail Properties is the developer of over 75 domestic and international premier shopping destinations and mixed use products including Water Tower Place and 900 North Michigan Shops in Chicago, Copley Place in Boston, and the redevelopment of the Houston Galleria and Old Orchard Center in Skokie, Illinois.

            More information about the Nominees can be found under "Proposal 1 - Election of Directors," beginning on page [ ] of this proxy statement and "Information About the Participants," beginning on page [ ] of this proxy statement.

            If elected, Messrs. Benaroya, Fingerman and Glickman will, subject to their fiduciary duties as directors, work with the other members of the Board to take those steps that they deem necessary to maximize shareholder value. Specifically, if elected, the Nominees will work closely with all members of the Board to pursue the following plan of action:

      1.    Appoint a permanent CEO.

            Since September 2007, the Board has claimed to be conducting a search for a permanent CEO to replace the Company's Interim CEO, Mr. Crovitz. In September 2007, a CEO search committee was formed to undertake the task of finding a new CEO. Mr. Dabah is a member of the search committee, but over the last 20 months no potential CEO candidate has been recommended by the committee for him to interview. In light of the failure of the Board to attract and retain a permanent CEO, at a meeting of the Board in August 2008, Mr. Dabah suggested that the Board consider Mr. Raphael Benaroya as a candidate for the permanent CEO position. Mr. Benaroya has over 25 years of experience in successfully leading public specialty apparel retail stores and until recently was Chief Executive Officer of United Retail Group, Inc., a publicly-traded, vertically-integrated, specialty apparel retail company. However, the Board declined to consider the suggestion on its merits. Mr. Dabah has not approached any other Nominee regarding the CEO position.

            Additionally, Mr. Crovitz has commented that he has planned to be Interim CEO for 16 to 18 months, and some analysts believe the CEO search could take another 6 to 12 months. In the Committee's opinion, given his large compensation package, Mr. Crovitz has little incentive to speed up the process of hiring his successor.

            The leadership void at The Children's Place has created uncertainty about the future direction of the Company, distracted management and, with no visionary leadership, caused the Company to underperform its potential. The Committee believes the Board must act immediately to appoint a permanent CEO who will, among other things, take all measures to retain key management personnel, reestablish a product and service-minded customer-centric culture, articulate a future vision for the Company and position the Company to sustain future growth. Mr. Dabah has engaged in preliminary discussions with Raphael Benaroya regarding the possibility of proposing that the Board appoint Mr. Benaroya as Chief Executive Officer of the Company. To date, Mr. Benaroya has not made a determination as to whether he is willing to be considered for the CEO position. If Mr. Benaroya determines that he is willing to serve as the Company's CEO, Messrs. Benaroya, Fingerman and Glickman, if elected, and Mr. Dabah will recommend to the Board that Raphael Benaroya be appointed Chief Executive Officer. The Committee believes that Mr. Benaroya would be a candidate of exceptional integrity and accomplishment with extensive corporate management experience in the retail industry. Mr. Benaroya has experience as a director of public companies, and based on his experiences has developed meaningful exposure to and understanding of the children's marketplace. The Committee is confident that Mr. Benaroya would provide the Company with the vision and leadership to ensure that the Company leverages its strong brand name and achieves its full growth potential. There can be no assurance that Mr. Benaroya would accept the CEO position if it were offered to him nor can there be any assurance that the Board would agree to appoint Mr. Benaroya as CEO. Moreover, there can be no assurance that the Board and Mr. Benaroya would agree to the terms of Mr. Benaroya's service as CEO.

      2.    Attract and retain key talent.

            The Company has been in a transitional state for more than 20 months. Since the appointment of Mr. Crovitz as Interim CEO, the Company has experienced a number of senior level departures, all talented individuals who had long tenures with and expertise in The Children's Place brand. Some of these individuals left voluntarily and others left at the behest of Mr. Crovitz and Susan Riley, an Executive Vice President and Chief Financial Officer of the Company. The Committee believes that many of these departures have been due to the deterioration of the Company's energetic and collaborative culture established prior to the appointment of Mr. Crovitz as Interim CEO. The current Board has not been successful in filling these vacated positions and the Company is currently operating without a President, General Merchandise Manager and General Counsel. The Company's merchandising strategy is built on the offering of key basic items at exceptional values, complemented by fashion items and accessories to create a fully coordinated look. The success of a product-driven company like The Children's Place depends on its ability to attract and retain creative and enterprising individuals. Under Mr. Crovitz's leadership, the Company has suffered a loss of key management and creative talent, and the Company's remaining creative talent has had to endure a leadership void in inspiration and creativity. In addition, prior to Mr. Crovitz's appointment as Interim CEO, the Company developed a strong sourcing base for its products. By failing to retain key talent in this area, the Board and management are jeopardizing the Company's ability to continue to capitalize on the long-term relationships and efficient chain of supply that the Company has developed and which is known to be one of the Company's core competencies. The Board and senior management must initiate efforts to retain key team employees, rehire key talent that has left, and restore the stimulating, energetic and creative culture for which the Company was formerly known.

      3.    Position the Company for growth.

            Since Mr. Crovitz's appointment as Interim CEO, the Company has not introduced sufficient new initiatives for the future growth of the Company. The Committee believes that the Board's inability to articulate future growth initiatives will have a long term negative effect on shareholder value. In order to maximize shareholder value, Messrs. Benaroya, Fingerman and Glickman will work closely with all members of the Board to:

            o Increase and accelerate the roll out of the store-within-a-store shoe concept by leveraging The Children's Place's strong brand attributes of high quality and value pricing. In the Committee's opinion, this will allow the Company to ultimately gain high single-digit market share in a fragmented shoe market.

            o Focus on eCommerce growth by setting the online store on a growth trajectory to exceed $300 million in sales by 2012, including the introduction of international shipping.

            o Roll out the small market store concept, which the Committee believes can yield an additional 300 to 400 stores in North America, over and above the Company's approximate 1,200 store potential.

            o Focus on Mr. Dabah's Big Box (15,000 - 18,000 square feet) vision. This vertically integrated concept that does not exist today would leverage The Children's Place's powerful brand attributes of fashion, quality and value and offer integrated, related and matching apparel and accessories, home furnishings, and shoes, with a selection of child development products, all under one roof.

            The Committee and the Nominees believe the above actions will greatly improve the Company's short-term and long-term prospects and put the Company in the best position to achieve maximum value for all shareholders.

            The Committee urges you to vote your GOLD proxy card FOR Raphael Benaroya, Jeremy J. Fingerman and Ross B. Glickman and FOR the bylaw restoration proposal.

                        PROPOSAL 1: ELECTION OF DIRECTORS

            According to the Company's proxy statement, three Class III directors are to be elected to the Board at the 2009 Annual Meeting. The Committee recommends that shareholders elect Raphael Benaroya, Jeremy J. Fingerman and Ross B. Glickman as Class III directors at the 2009 Annual Meeting. Each of the Nominees has consented to being named as a Nominee and to serving as a director if elected. No member of the Committee has any preexisting social, business or professional relationship with any of the Nominees. If elected, each Nominee will serve for a three-year term and until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. If elected, each of the Nominees will be considered an independent director of the Company under applicable NASDAQ rules, other than, in the case of Mr. Benaroya, in the event that he is appointed as Chief Executive Officer of the Company.

            The Nominees will not receive any compensation from the Committee or its members for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company's prevailing practices for services of non-employee directors, which is described in the Company's proxy statement. If all the Nominees are elected to the Board, the Nominees, together with Mr. Dabah and Mr. Silverstein, will constitute a majority of the Board.

Biographical Information

Background information about the Nominees, including the present principal occupation or employment and material occupations, positions and offices or employment for the past five years of each Nominee, is set forth below. Please see "INFORMATION ABOUT THE PARTICIPANTS" and Annex A for additional information about the Nominees, such as their beneficial ownership, purchases and sales of shares of the Company's common stock (if any).


  Name and Business               Principal Occupation For Past Five Years
       Address           Age                   and Directorships
----------------------   --  ---------------------------------------------------
Raphael Benaroya         61  Mr. Benaroya is currently the Chairman of the Board
                             of Directors of Russ Berrie & Company, Inc., a New
c/o Biltmore Capital         York Stock Exchange listed company specializing in
Group, LLC                   the design, import, marketing, and distribution of
365 West Passaic Street      infant and juvenile consumer products, a position
2nd Floor                    Mr. Benaroya has held since January 2007. Mr.
Rochelle Park, NJ 07662      Benaroya has been a member of the Board of Russ
                             Berrie & Company since 1993. Mr. Benaroya was formerly, from September 2008 until February 2009,
                             Chairman of the Board of Directors of FAO Schwarz,
                             Inc., a specialty toy retailer. Since April 1, 2008, Mr. Benaroya has also been acting as a consultant for D. E. Shaw & Co., L.P., a global investment and technology development firm. Mr.
                             Benaroya is also Managing Director of American
                             Licensing Group, L.P., a company specializing in consumer goods' brand name licensing, and a member of the Board of Managers of Biltmore Capital Group, LLC, a financial company which invests in secured debt. Mr. Benaroya has been with American Licensing Group and Biltmore
                             Capital Group since September 1989 and August 2005, respectively. Mr. Benaroya previously served as Chairman of the Board, President and Chief
                             Executive Officer of United Retail Group, Inc., which operates a chain of approximately 500 retail specialty stores, from October 1989 until its sale in October 2007 to Redcats USA, a division of PPR, a French public company, and continued as President and Chief Executive Officer thereafter until March
                             2008. Mr. Benaroya also formerly held Chief
                             Executive Officer positions at certain divisions of The Limited, Inc., from 1984 until 1989. From 1972 to 1982, Mr. Benaroya was with General Mills Inc., ultimately becoming Executive Vice President of the Izod Lacoste Division. Mr. Benaroya is a graduate of the University of Minnesota, where he earned an MBA in the School of Business and a BSc Degree
                             (with Distinction) in Computer Science.


Jeremy J. Fingerman      48  Mr. Fingerman is Founder and Managing  Principal of
                             Clairmont  Ventures,  a  strategic  consulting  and
71 Franklin Street,          investment advisory firm focused on transforming
Englewood, NJ 07631          brands and businesses founded in October 2007.
                             Mr. Fingerman served as Chief Executive Officer and
                             President of R.A.B. Food Group, LLC, from May 2005 to September 2007. Prior to joining R.A.B., Mr.
                             Fingerman served as President of the U.S. Soup
                             Division of Campbell Soup Company from October 2002 to April 2004. With responsibility for the company's largest division, Mr. Fingerman revitalized Campbell's U.S. Soup franchise, generating three consecutive years of consumption growth for the first time in eighteen years. Mr.
                             Fingerman joined the Campbell Soup Company in
                             October 1993. During his tenure with Campbell, Mr.
                             Fingerman served as General Manager of Campbell's
                             Soups Australasia, where he led his team to achieve soup market share leadership for the first time in the company's over 30 year history there, and Vice-President, Brand Management, of
                             Arnott's-Campbell's Australasia, before ultimately rising to the position of President of the U.S.
                             Soup Division. Prior to joining Campbell, Mr.
                             Fingerman progressed rapidly through key brand management assignments at General Mills, Inc., including Marketing Manager for Bisquick and Specialty Products, and Marketing Manager for Child
                             Cereals. Mr. Fingerman joined General Mills in
                             1988. Mr. Fingerman earned an MBA in General
                             Management from Harvard Business School and an undergraduate degree in English Literature from Columbia University.

Ross B. Glickman         60  Mr. Glickman is currently the Chairman of the Board
                             of Directors and Chief Executive Officer of Urban
900 N. Michigan Ave.         Retail Properties, LLC, a development, leasing and
Suite 900                    management real estate company, specializing in
Chicago, IL 60611            retail shopping centers, a position he has held
                             since April 2002. Mr. Glickman joined Urban Retail in 1991. Mr. Glickman also served as a director of United Retail Group Inc. from May 2006 to November
                             2007. Prior to joining Urban Retail in 1991, he was President of Glickman Properties, a shopping center development firm. From 1984 to 1989, Mr. Glickman was Director of Real Estate for The Limited, Inc., where he was responsible for expanding the company's divisions, including the Limited Stores, Limited Express, Victoria's Secret, Lane Bryant,
                             Lerner, and Sizes Unlimited. From 1979 to 1984, Mr.
                             Glickman was Director of Real Estate for General
                             Nutrition Center (Pittsburgh), where he expanded the company from 500 to 1,500 company-owned stores nationwide in only four years. From 1973 to 1979, Mr. Glickman was a Vice President of The Athlete's
                             Foot, where he grew the Pittsburgh division of the specialty retail athletic footwear chain from one store to 400. Mr. Glickman holds a Bachelor of Arts degree from The Ohio State University.


            If any of the Nominees is unable to stand for election at the 2009 Annual Meeting, the proxies named on the attached GOLD card will vote for the following Alternate Nominee:

Emanuel R. Pearlman      49  Mr. Pearlman is the founder and Chief Executive
                             Officer of Liberation Investment Group LLC, a New
900 Third Avenue             York-based investment management firm founded in
Suite #1000                  December 2002. Mr. Pearlman is also a director of
New York, New York           Multimedia Games, Inc., a position he has held
10022                        since October 2006. Prior to founding Liberation,
                             Mr. Pearlman was the Chief Operating Officer of
                             Vornado Operating Corporation. For 14 years, Mr.
                             Pearlman ran Gemini Partners, which specialized in strategic block investing and financial consulting.
                             Mr. Pearlman's experience in the gaming industry includes consulting to Jackpot Enterprises and to Bally Entertainment Corporation, where he advised the companies on their business and financial activities. Mr. Pearlman received a B.A. in Economics from Duke University and an MBA from Harvard Business School.

            THE COMMITTEE STRONGLY URGES YOU TO VOTE FOR THE ELECTION OF THE NOMINEES BY SIGNING, DATING AND RETURNING YOUR GOLD PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                PROPOSAL 2: RATIFY AUDIT COMMITTEE'S SELECTION OF
                              INDEPENDENT AUDITORS

            According to the Company's proxy statement, the Company is soliciting proxies to ratify the Audit Committee's selection of BDO Seidman LLP as the Company's independent auditors for fiscal 2009. Please refer to the Company's proxy statement under "Matters Requiring Stockholder Attention:
Proposal No. 2 -- Ratification of the Appointment of Independent Registered Public Accounting Firm" for a discussion of this proposal. The Committee does not object to the ratification of the Company's Audit Committee's selection of BDO Seidman LLP as the Company's independent auditors.

            You can vote for the ratification of BDO Seidman LLP as the Company's independent auditors for fiscal 2009 by signing, dating and returning your GOLD proxy card today in the enclosed postage paid envelope.




                     PROPOSAL 3: BYLAW RESTORATION PROPOSAL

            Mr. Dabah plans to present the bylaw restoration proposal for consideration at the 2009 Annual Meeting. The bylaw restoration proposal states:

            "RESOLVED, that any provision of the Bylaws of the Corporation as of the effectiveness of this resolution adopted by the Board of the Corporation and not by the shareholders of the Corporation that were not included in the Bylaws of the Corporation, as amended through March 5, 2009 and as filed with the Securities and Exchange Commission on March 6, 2009, be and hereby are repealed."

            The purpose of and reason for the bylaw restoration proposal is to prevent the incumbent Board from adopting any changes to the Company's Bylaws that could serve to limit the ability of the Nominees to pursue the best interests of the Company and its stockholders. If the incumbent Board does not effect any change to the version of the Bylaws publicly available in a filing by the Company with the Securities and Exchange Commission on March 6, 2009, the bylaw restoration proposal will have no effect. However, if the incumbent Board has made changes since that time, the bylaw restoration proposal, if adopted, will restore the Bylaws to the version that was filed as Exhibit 3.1 to the Form 8-K filed by the Company with the SEC on March 6, 2009, without considering the nature of any changes the incumbent Board may have adopted. The bylaw restoration proposal will not preclude the newly-elected Board from reconsidering any repealed Bylaw changes following the proxy solicitation.

            THE COMMITTEE STRONGLY URGES YOU TO VOTE FOR THE BYLAW RESTORATION PROPOSAL BY SIGNING, DATING AND RETURNING

YOUR GOLD PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.


                                 OTHER PROPOSALS

            The Participants (as defined below) and their affiliates know of no other business to be presented at the 2009 Annual Meeting. If any other matters should properly come before the 2009 Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

                       INFORMATION ABOUT THE PARTICIPANTS

            This proxy solicitation is being conducted by the Committee. The Committee is composed of Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah and Gila Goodman. The members of the Committee are the beneficial owners of approximately 21.8% of the outstanding common stock of The Children's Place. Each member of the Committee, the Nominees and the Alternate Nominee (each, a "Participant" and collectively, the "Participants") may be deemed to be participants in this proxy solicitation.

The Committee

            Ezra Dabah is the former Chairman of the Board and Chief Executive Officer of the Company. He currently serves as a member of the Company's Board of Directors. Mr. Dabah's business address is 120 Central Park South, New York, NY 10019.

            Renee Dabah's business address is 120 Central Park South, New York, NY 10019 and her present principal occupation is personal investor. Mrs. Dabah is a citizen of the United States.

            Stanley Silverstein's business address is 20 Blue Sea Lane, Great Neck, New York, 11024 and his present principal occupation is serving as a director on the Board of the Company. The address of the Company is 915 Secaucus Road, Secaucus, New Jersey 07094. Mr. Silverstein is a citizen of the United States.

            Raine Silverstein's business address is 20 Blue Sea Lane, Great Neck, New York, 11024 and her present principal occupation is personal investor. Mrs. Silverstein is a citizen of the United States.

            Barbara Dabah's business address is 180 East 64th Street, New York, New York, 10065 and her present principal occupation is personal investor. Barbara Dabah is a citizen of the United States.

            Gila Goodman's business address is 19 West 34th Street, 7th Floor, New York, New York, 10065 and her present principal occupation is President and CEO of Success Apparel, a children's apparel wholesaler. Ms. Goodman is a citizen of the United States.

Nominees and Alternate Nominee

            Please see "Proposal 1: Election of Directors" for additional information about the Nominees and the Alternate Nominee.

Beneficial Ownership of Common Stock

            The following table shows the beneficial ownership of each Participant of shares of the Company's outstanding common stock as of May 1, 2009. Except as described below, each of the individuals in the table directly owns and has sole voting power and sole dispositive power with regard to the number of shares beneficially owned. Please see Annex A for additional information about the Participants' purchases and sales of shares of the Company's common stock.

                                 Number of Shares       Percent of Outstanding
          Entity                Beneficially Owned         Common Stock (1)
--------------------------------------------------------------------------------
Ezra Dabah                         4,917,710                   16.6%
Renee Dabah                        4,917,710                   16.6%
Stanley Silverstein                3,190,577(2)                10.8%
Raine Silverstein                  3,190,577(2)                10.8%
Barbara Dabah                        215,300                    0.7%
Gila Goodman                         998,330                    3.4%
Total                              6,442,557                   21.8%


(1)  Calculated on the basis of 29,559,643 shares outstanding as of May 1, 2009.

(2) Includes the 2,879,360 shares which Renee Dabah has shared power to vote or direct the vote and dispose or direct the disposition of as custodian or trustee for Mrs. Dabah's children and certain other family members.

            Ezra Dabah is the beneficial owner of 4,917,710 shares, representing 16.6% of the Company's common stock outstanding as of May 1, 2009. Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,558,250 of such shares (which includes 187,000 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares owned by Mr. Dabah's wife.

            Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 4,917,710 shares, representing 16.6% of the total number of the Company's outstanding common stock as of May 1, 2009. Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 376,000 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 1,558,250 of such shares (which includes 187,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband. Of the shares held by Mr. and Mrs. Dabah, 1,324,250 of these shares have been pledged as collateral in margin accounts.

            Stanley Silverstein is the beneficial owner of 3,190,577 shares, representing 10.8% of the total number of the Company's outstanding common stock as of May 1, 2009. Mr. Silverstein (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 261,697 of such shares (which includes 30,000 shares issuable upon the exercise of outstanding vested options and 5,000 shares held in Mr. Silverstein's profit sharing account), and
(ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 2,928,880 of such shares held by Mr. Silverstein's wife, Raine Silverstein, as custodian or trustee for the benefit of Mr. Silverstein's children and grandchildren. Of the 261,697 shares held directly by Mr. Silverstein, 248,300 shares have been pledged as collateral in margin accounts.

            Raine Silverstein, wife of Stanley Silverstein, is the beneficial owner of 3,190,577 shares of Common Stock, representing 10.8% of the total number of the Company's outstanding common stock as of May 1, 2009. Mrs. Silverstein (i) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,928,880 of such shares held by Mrs. Silverstein as custodian or trustee for the benefit of Mrs. Silverstein's children and grandchildren, and (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 261,697 of such shares held by Mrs. Silverstein's husband (which includes 30,000 shares issuable upon the exercise of outstanding vested options and 5,000 shares held in Mr. Silverstein's profit sharing account). Mrs. Silverstein does not have sole power to vote or to direct the vote or to dispose or direct the disposition of any shares of the Company's common stock.

            Barbara Dabah is the beneficial owner of 215,300 shares, representing 0.7% of the total number of the Company's outstanding common stock as of May 1, 2009. Barbara Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 41,300 of such shares, and (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 174,000 of such shares held by Barbara Dabah as custodian or trustee for the benefit of her children.

            Gila Goodman is the beneficial owner of 998,330 shares, representing 3.4% of the total number of the Company's outstanding common stock as of May 1, 2009. Mrs. Goodman (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 974,215 of such shares, (ii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 20,000 of such shares held by Mrs. Goodman's children and (iii) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 4,115 of such shares held by the GD Foundation. Of the 974,215 shares held directly by Mrs. Goodman, 248,359 shares have been pledged by Mrs. Goodman as collateral for a loan from Wells Fargo in the amount of $9,000,000. During the past year, Mrs. Goodman has been party to call arrangements with Oppenheimer and Middlegate and put arrangements with Goldman Sachs. Naomi Dweck, Mrs. Goodman's daughter, owns 12,500 shares of the Company's common stock. Maurice Dweck, Mrs. Goodman's son, owns 7,500 shares of the Company's common stock. The GD Foundation owns 4,115 shares of the Company's common stock. The address of each of Naomi Dweck, Maurice Dweck and the GD Foundation is 19 West 34th Street, New York, New York, 10065.

            No member of the Committee owns beneficially, directly or indirectly, shares of any class of securities of any parent or subsidiary of the Company.

            Except as disclosed in this proxy statement, none of the Nominees nor any of their associates is a record owner or direct or indirect beneficial owner of any stock of the Company or any parent or subsidiary of the Company.

Nominee Agreements

            Each Nominee is a party to an agreement (each a "Nominee Agreement") pursuant to which each nominee has consented to being named as a nominee for election as a director of the Company by Mr. Dabah, and Mr. Dabah has agreed to pay the costs of soliciting proxies in support of the election of the Nominees to the Board and the adoption of the bylaw restoration proposal at the 2009 Annual Meeting, and to indemnify each Nominee with respect to certain costs that may be incurred by such Nominee in connection with his nomination as a candidate for election to the Board at the 2009 Annual Meeting and the solicitation of proxies in support of his election. In addition, Mr. Dabah has agreed to reimburse Mr. Benaroya for certain costs and expenses in connection with Mr. Benaroya's nomination, including the fees and expenses of Mr. Benaroya's counsel, up to a maximum amount of $30,000.

Transactions with the Company

            Ezra Dabah is a member of the Board. Mr. Dabah is the son-in-law of Stanley Silverstein, a member of the Board. Mr. Dabah's nephew, Michael Leventhal, is employed by the Company. Nina Miner, Mr. Silverstein's daughter and Mr. Dabah's sister-in-law, is employed by the Company as Senior Vice President, Chief Creative Officer. For fiscal 2008, Ms. Miner received cash compensation of $641,702 in base salary, $10,000 in car allowance, $624 in insurance premiums paid by the Company with respect to life insurance for the benefit of Ms. Miner and $4,993 in matching contributions under the Company's 401(k) Plan. On July 14, 2008, the Company granted Ms. Miner a performance award for 2008 with a target number of 14,428 shares, subject to the terms and conditions of a performance award agreement between Ms. Miner and the Company. Under the terms of Ms. Miner's 2008 performance award, Ms. Miner earned 4,810 shares for fiscal year 2008, and, if Ms. Miner is employed by the Company on the delivery date in fiscal 2011, she will receive the shares on the delivery date. In addition, Ms. Miner may earn an additional 4,810 performance shares for fiscal year 2008 if the Company achieves the three year cumulative operating income target. On July 14, 2008, Ms. Miner was also granted a deferred stock award for 2008 with a target number of 14,428 shares, subject to the terms and conditions of a deferred stock award agreement between Ms. Miner and the Company.

            Renee Dabah is Ezra Dabah's wife. Barbara Dabah is Ezra Dabah's sister-in-law. Gila Goodman is Ezra Dabah's sister.

            During fiscal 2008, the Company purchased approximately $400,000 of footwear from Nina Footwear Corporation. Stanley Silverstein, who is a member of the Board and the father-in-law of Mr. Dabah, owns Nina Footwear Corporation with his brother. Mr. Silverstein is not actively involved in the Nina Footwear business. The Company's Compensation Committee determined that the transactions with Nina Footwear Corporation were on terms no less favorable than could have been obtained from an unaffiliated third party.

            Other than as disclosed in this proxy statement, (i) there are no transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 and in which the Participants or any immediate family member of any Participant had, or will have, a direct or indirect material interest; and (ii) neither the Participants nor any member of their immediate family, nor any corporation or organization of which the Participants are executive officers or partners or are, directly or indirectly, the beneficial owners of ten percent or more of any class of equity securities, nor any trust or other estate in which the Participants have a substantial beneficial interest or as to which the Participants serve as a trustee or in a similar capacity, has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $120,000.

Interests of the Participants

            Each Participant has an interest in the election of directors: (i) indirectly through the beneficial ownership (if any) of shares and other securities and/or (ii) pursuant to the Nominee Agreements. No member of the Committee, including Mr. Dabah, nor any affiliate of any member of the Committee, nor any Nominee nor any affiliate of any Nominee has any current plan or intention to acquire the Company.

            In addition, since September 2007, the Board has been searching for a permanent Chief Executive Officer to replace the Company's interim Chief Executive Officer, Charles Crovitz. To date, the Board has not identified a permanent Chief Executive Officer. Mr. Dabah has engaged in preliminary discussions with Raphael Benaroya regarding the possibility of proposing that he serve as Chief Executive Officer of the Company. To date, Mr. Benaroya has not made a determination as to whether he is willing to be considered for the CEO position. If Mr. Benaroya is willing to serve as Chief Executive Officer, Mr. Dabah plans to propose to the Board that he be appointed to that position.

            On May 12, 2008, Mr. Dabah and Golden Gate entered into a non-binding (other than with respect to exclusivity) understanding with respect to their mutual participation in a potential acquisition of the Company. Mr. Dabah and Golden Gate agreed that, for a period of ninety days from May 12, 2008 (the "Exclusivity Period"), they would work together exclusively to develop a formal proposal to acquire the Company. Mr. Dabah and Golden Gate agreed that, during the Exclusivity Period, neither they nor any of their representatives or agents would discuss, pursue, enter into any agreement, vote in favor of or participate in any manner with respect to the acquisition of all or any substantial portion of the capital stock or assets of the Company (a "Business Combination Transaction") without the participation of the other party in any such transaction. However, neither Mr. Dabah nor Golden Gate would be prevented from participating in (i) any back end merger of the Company following the acquisition by a third party of a majority interest in the capital stock of the Company or (ii) any Business Combination Transaction between the Company and a third party that (A) did not involve the participation of such party prior to the approval of such transaction by the independent members of the Board and (B) Mr. Dabah and Golden Gate mutually agreed not to attempt to overbid. Under the agreement, if either Mr. Dabah or Golden Gate received a proposal, offer or expression of interest to engage in a Business Combination Transaction during the Exclusivity Period, that party would be obligated to promptly notify the other of such proposal, offer or expression of interest and provide the other party with all material information relating thereto. Mr. Dabah and Golden Gate have no current agreement or understanding with respect to a potential acquisition of the Company.

            On September 4, 2008, Ezra and Renee Dabah engaged Moelis & Company ("Moelis") to act as a financial advisor to the Dabahs in connection with any potential acquisition or other transaction involving the Company. The Dabahs agreed to pay Moelis (i) a transaction fee of $3,300,000 if the Dabahs consummate an acquisition of the Company, (ii) a fee of $1,250,000 upon certain sales or transfers of securities or other interests in the Company by the Dabahs and (iii) a cash fee equal to 7.5% of any "break-up" or "topping fee" or other payment or consideration that the Dabahs may receive in connection with the termination or cancellation of a transaction that is entered into between the Company and the Dabahs, such cash fee not to exceed $3,300,000. The Dabahs also agreed to reimburse Moelis for its expenses and indemnify Moelis and its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of their performance of services for the Dabahs. On May 14, 2009, Mr. Dabah terminated this engagement. However, Moelis will continue to be entitled to the full amount of any compensation payable pursuant to the terms of the engagement for a period of 12 months following its termination. In addition, Mr. Dabah has engaged Moelis to act as his financial advisor in connection with the proxy solicitation and Moelis will receive a customary retainer fee for its services.

            On September 4, 2008, Ezra and Renee Dabah engaged Mr. Ilan Kaufthal to act as a financial advisor to the Dabahs in connection with any potential acquisition or other transaction involving the Company. The Dabahs agreed to pay Mr. Kaufthal (i) a transaction fee of $3,300,000 if the Dabahs consummate an acquisition of the Company, (ii) a fee of $1,250,000 upon certain sales or transfers of securities or other interests in the Company by the Dabahs and
(iii) a cash fee equal to 7.5% of any "break-up" or "topping fee" or other payment or consideration that the Dabahs may receive in connection with the termination or cancellation of a transaction that is entered into between the Company and the Dabahs, such cash fee not to exceed $3,300,000. The Dabahs also agreed to reimburse Mr. Kaufthal for his expenses and indemnify Mr. Kaufthal and his affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of their performance of services for the Dabahs. On May 14, 2009, Mr. Dabah terminated this engagement. In addition, Mr. Dabah has engaged Mr. Kaufthal to act as his financial advisor in connection with the proxy solicitation and Mr. Kaufthal will receive a customary retainer fee for his services.

            Other than as disclosed in this proxy statement, there are no arrangements or understandings between the Participants and any Nominee or any other person or persons with respect to the nomination of the Nominees or adoption of the Committee's other proposals.

            Other than as disclosed in this proxy statement, none of the Participants nor any of their respective affiliates, associates or immediate family members, directly or indirectly:

            o is, and was not within the past year, party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

            o has had any relationship with the Company in any capacity other than as a shareholder that would require disclosure herein;

            o has any agreement, arrangement or understanding with respect to any future employment by the Company or its affiliates;

            o has any agreement, arrangement or understanding with respect to future transactions to which the Company or any of its affiliates will or may be a party; or have any material interest, direct or indirect, in any transaction that has occurred since February 2, 2008, or any currently proposed transaction, or series of similar transactions, which the Company or any of its affiliates was or is to be a party and in which the amount involved exceeds $120,000; or

            o is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding.

            The Committee has filed with the SEC a statement on Schedule 13D, which contains information in addition to that furnished herein. The Schedule 13D, including amendments thereto, may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge.

                                PROXY INFORMATION

            The enclosed GOLD proxy card may be executed only by holders of record of shares of the Company's common stock on the Record Date. If you were a shareholder of record on the Record Date, you will retain your voting rights at the 2009 Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote your shares on the GOLD proxy card, even if you sell your shares after the Record Date. The shares represented by each GOLD proxy card that is properly executed and returned to the Committee will be voted at the 2009 Annual Meeting in accordance with the instructions marked thereon. If you have signed the GOLD proxy card and no marking is made, you will be deemed to have given a direction to vote all of the shares represented by the GOLD proxy card (i) FOR the election of all of the Nominees (or, if applicable, the Alternate Nominee), (ii) FOR the approval of Proposal 2 set forth in this proxy statement and (iii) FOR the approval of Proposal 3 set forth in this proxy statement.

            If you hold your shares in the name of one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card representing your shares to be signed and returned. The Committee urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to The Committee of Concerned Shareholders of The Children's Place, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

                              REVOCATION OF PROXIES

            Any shareholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the 2009 Annual Meeting by:

            o submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any White proxy cards you have executed;

            o voting your GOLD proxy card by telephone or via the Internet (instructions are on your GOLD proxy card);

            o attending the 2009 Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the 2009 Annual Meeting will not in and of itself constitute revocation of a proxy); or

            o delivering written notice of revocation either to The Committee of Concerned Shareholders of The Children's Place c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or the Corporate Secretary of The Children's Place at 915 Secaucus Road, Secaucus, New Jersey 07094, or any other address provided by the Company.

            Although a revocation is effective if delivered to the Company, the Committee requests that either the original or a copy of any revocation be mailed to The Committee of Concerned Shareholders of The Children's Place c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that the Committee will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Nominees as directors and the other proposals set forth herein have been received. The Committee may contact shareholders who have revoked their proxies.

            IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO THE COMPANY, THE COMMITTEE URGES YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE, (2) VOTING YOUR GOLD PROXY CARD BY TELEPHONE OR VIA THE INTERNET, (3) ATTENDING THE 2009 ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE COMMITTEE OR TO THE SECRETARY OF THE COMPANY.

                                QUORUM AND VOTING

            Based on the Company's proxy statement, there were 29,559,643 shares of the Company's common stock outstanding and entitled to vote on the Record Date. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the 2009 Annual Meeting. Each share has one vote. Shareholders of the Company will not have rights of appraisal or similar dissenter's rights with respect to any matter to be acted upon at the 2009 Annual Meeting. The presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares eligible to vote at the 2009 Annual Meeting will constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present at the 2009 Annual Meeting. Assuming a quorum is present or otherwise represented at the 2009 Annual Meeting, the three nominees receiving the highest number of votes cast will be elected. Assuming a quorum is present or otherwise represented at the 2009 Annual Meeting, each of the other proposals set forth in this proxy statement will be approved by the majority of the votes cast by the shareholders entitled to vote. Broker non-votes will not have any effect on the outcome of the vote on the election of directors or on any of the proposals. Abstentions will not affect the outcome of the vote on the election of directors, but will have the same practical effect as a negative vote on the proposal ratifying the appointment of BDO Seidman, LLP and the bylaw restoration proposal. Delaware law expressly provides for the authorization of proxies by electronic means. Accordingly, you may submit your proxy by telephone or the Internet. To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case shareholders will be required to provide the unique control number which has been printed on each shareholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those shareholders submitting proxies by telephone, or at the designated website for those shareholders submitting proxies over the Internet.

            YOUR VOTE IS EXTREMELY IMPORTANT. THE COMMITTEE URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY OR INSTRUCT THE COMMITTEE BY TELEPHONE OR VIA THE INTERNET TO VOTE FOR THE ELECTION OF THE NOMINEES.

                         COST AND METHOD OF SOLICITATION

            Ezra Dabah has retained Innisfree M&A Incorporated to serve as an advisor and to provide consulting and analytic services and solicitation services in connection with the solicitation of proxies. For these services, Innisfree M&A Incorporated is to receive a fee not to exceed $350,000, plus reimbursement for its reasonable out-of-pocket expenses. Mr. Dabah has agreed to indemnify Innisfree M&A Incorporated against certain liabilities and expenses. Proxies may be solicited by mail, courier services, e-mail, internet, advertising, telephone, facsimile or in person. It is anticipated that Innisfree M&A Incorporated will employ approximately 100 people to solicit proxies from shareholders for the 2009 Annual Meeting. Innisfree M&A Incorporated does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this proxy solicitation or that Schedule 14A requires the disclosure of certain information concerning Innisfree M&A Incorporated.

            In addition, it is anticipated that Messrs. Benaroya, Fingerman and Glickman will participate in the solicitation of proxies in support of the Nominees and the other proposals set forth in this proxy statement. Although no precise estimate can be made at the present time, the total expenditures in furtherance of, or in connection with, the solicitation of shareholders is estimated to be $[ ] (in addition to the $350,000 solicitation fee described above). As of the date hereof, the Committee has incurred approximately $[ ] of solicitation expenses.

            Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by Mr. Dabah. To the extent legally permissible, Mr. Dabah will seek reimbursement from the Company for those expenses if any of the Nominees is elected.

            The Committee intends to deliver a proxy statement and form of proxy to at least the percentage of shareholders that will be required to carry the matters set forth in this proxy statement.

                                OTHER INFORMATION

            Certain information regarding the compensation of directors and executive officers and certain other matters regarding the Company and its officers and directors is required to be contained in the Company's proxy statement. Certain other information regarding the 2009 Annual Meeting, as well as procedures for submitting proposals for consideration at the 2010 annual meeting of shareholders, is also required to be contained in the Company's proxy statement. Please refer to the Company's proxy statement to review this information. Please note that because the Participants were not involved in the preparation of the Company's proxy statement, the Participants cannot reasonably confirm the accuracy or completeness of certain information contained in the Company's proxy statement.



                                                Sincerely,

                                            The Committee of Concerned
                                            Shareholders of The Children's Place


Dated: [         ], 2009

                                                                         Annex A

                Two year transaction history of each Participant

            The following table sets forth all transactions with respect to the shares of the Company's common stock effected by each of the Participants during the two year period ended June 4, 2009. Except as otherwise noted, all such transactions were effected in the open market.


                                                         No. of     Transaction
                Name                        Date         Shares         Type
--------------------------------------------------------------------------------
Liberation Investment Group (1)           8/10/07         10,000      Purchase
Liberation Investment Group (1)           8/13/07         10,000        Sale
Liberation Investment Group (1)           8/23/07         35,000      Purchase
Liberation Investment Group (1)           8/23/07         35,000        Sale
Barbara Dabah                             10/15/07       100,000      Purchase
The Renee and Ezra Dabah Charitable       12/21/07        22,000        Sale
Foundation, Inc.
Gila Dweck                                 1/17/08        10,000      Purchase
Gila Dweck                                 1/18/08         5,000      Purchase
Ezra Dabah                                 2/2/08          6,000      Grant of
                                                                    Annual Stock
                                                                    Option Award
                                                                         to
                                                                    Non-Employee
                                                                       Directors
Gila Dweck                                 3/20/08         5,000      Purchase
Gila Dweck                                 3/26/08         5,000        Sale
Ezra Dabah and Renee Dabah                 4/1/08         19,600        Gift
The Renee and Ezra Dabah Charitable        4/2/08         19,600        Sale
Foundation, Inc.
Barbara Dabah                              4/15/08        12,800        Sale
Barbara Dabah                              4/16/08        12,200        Sale
Ezra Dabah and Renee Dabah                 4/28/08        50,000        Gift
Barbara Dabah                              5/6/08         10,000        Sale
Barbara Dabah                              5/7/08         20,000        Sale
Barbara Dabah                              5/8/08         20,000        Sale
Barbara Dabah                              5/9/08         10,000        Sale
Barbara Dabah                              5/12/08        15,000        Sale
Trust FBO Morris J. Dabah UAD 8/29/88      5/15/08        15,000        Sale
Trust FBO Mac Dabah UAD 8/29/88            5/15/08        10,000        Sale

                                                         No. of     Transaction
                Name                        Date         Shares         Type
--------------------------------------------------------------------------------
Barbara Dabah                              5/16/08        20,000        Sale
Barbara Dabah                              5/19/08        30,000        Sale
Barbara Dabah                              5/20/08        25,000        Sale
Barbara Dabah                              5/21/08         5,000        Sale
Trust FBO Morris J. Dabah UAD 8/29/88      5/22/08        20,000        Sale
Trust FBO Mac Dabah UAD 8/29/88            5/22/08        20,000        Sale
Barbara Dabah                              5/22/08        15,000        Sale
Trust FBO Morris J. Dabah UAD 8/29/88      5/22/08        15,000        Sale
Trust FBO Michael Dabah UAD 8/29/88        5/22/08        20,000        Sale
Trust FBO Stephen Dabah UAD 8/29/88        5/22/08        20,000        Sale
Barbara Dabah                              5/28/08        20,000        Sale
Gila Dweck                                 6/5/08          5,000        Sale
Gila Dweck                                 6/13/08         5,000        Sale
The Renee and Ezra Dabah Charitable        6/19/08        50,000        Sale
Foundation, Inc.
The Raine & Stanley Silverstein            6/25/08         6,800        Gift
Family Foundation
Ezra Dabah                                 6/28/08         3,143    Transitional
                                                                     Award for
                                                                    Non-Employee
                                                                      Directors
The Raine & Stanley Silverstein            7/8/08          7,200        Gift
Family Foundation
The Raine & Stanley Silverstein            7/9/08          1,000        Gift
Family Foundation
Stanley Silverstein                        7/14/08         5,000        Sale
Stanley Silverstein                        7/16/08        10,000        Sale
Trust FBO Mac Dabah UAD 8/29/88            7/18/08         5,000        Sale
Trust FBO Morris J. Dabah UAD 8/29/88      7/18/08         5,000        Sale
Trust FBO Michael Dabah UAD 8/29/88        7/18/08         5,000        Sale
Trust FBO Michael Dabah UAD 8/29/88        7/19/08         5,000        Sale
Trust FBO Stephen Dabah UAD 8/29/88        7/22/08        20,000        Sale
Trust FBO Michael Dabah UAD 8/29/88        7/23/08        10,000        Sale
The Dabah Children Charitable              7/25/08        20,000        Sale
Foundation, Inc.
Trust FBO Morris J. Dabah UAD 8/29/88      8/4/08          5,000        Sale
Trust FBO Morris J. Dabah UAD 8/29/88      8/21/08         5,000        Sale
Barbara Dabah                              9/19/08        20,000        Sale
Barbara Dabah                             10/6/08         40,000        Sale
Trust FBO Morris J. Dabah UAD 8/29/88     10/8/08         15,000        Sale
Barbara Dabah                             10/9/08         20,000        Sale
Barbara Dabah                             10/11/08        10,000        Sale
Trust FBO Morris J. Dabah UAD 8/29/88     10/13/08        10,000        Sale
Barbara Dabah                             10/13/08         5,000        Sale
Barbara Dabah                              1/2/09          1,000        Sale
Ezra Dabah                                 2/1/09          5,254      Deferred
                                                                     Stock Award
Stanley Silverstein                        4/3/09         10,000        Sale
Stanley Silverstein                         4/3/09        10,000        Gift

                                                         No. of     Transaction
                Name                        Date         Shares         Type
--------------------------------------------------------------------------------
Stanley Silverstein                         4/22/09      100,000        Sale

(1) These shares were purchased and sold by Liberation Investment Group for a managed account. Mr. Pearlman is the Chief Executive Officer of Liberation Investment Group. Mr. Pearlman disclaims beneficial ownership of these shares. Liberation Investment Group is not a participant in this solicitation.

                              SPECIAL INSTRUCTIONS

            Please review this proxy statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

            1. If your shares are registered in your own name, please sign, date and mail the enclosed GOLD proxy card today to The Committee of Concerned Shareholders of The Children's Place, c/o Innisfree M&A Incorporated, in the postage-paid envelope provided or vote your shares by telephone or via the Internet (instructions are on your GOLD proxy card).

            2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a GOLD proxy card with respect to your shares and only after receiving your specific instructions. Vote your shares today by following the instructions on the enclosed GOLD proxy card as soon as possible.

            3. After signing and returning the enclosed GOLD proxy card, the Committee urges you NOT to return any White proxy card to the Company, even as a protest, because only your latest dated proxy card will be counted.

            4. If you have previously signed and returned a White proxy card to The Children's Place, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to The Children's Place by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Proxies may also be revoked at any time prior to exercise by: (i) attending the 2009 Annual Meeting and voting in person (although attendance at the 2009 Annual Meeting will not in and of itself constitute revocation of a proxy), (ii) voting your GOLD proxy card by telephone or via the Internet (instructions are on your GOLD proxy card) or (iii) delivering a written notice of revocation. The written notice of revocation may be delivered either to The Committee of Concerned Shareholders of The Children's Place c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, or to the Corporate Secretary of the Company at 915 Secaucus Road, Secaucus, New Jersey 07094, or any other address provided by the Company.

            If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your shares, please contact the Committee's proxy solicitor:

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                   Shareholders Call Toll-Free: (888) 750-5834
                 Banks and Brokers Call Collect: (212) 750-5833

                               PLEASE VOTE TODAY!
                                SEE REVERSE SIDE
                          FOR THREE EASY WAYS TO VOTE.


        TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND
                  RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

                                                                      GOLD PROXY

           PRELIMINARY COPY DATED JUNE 5, 2009 - SUBJECT TO COMPLETION

           PROXY SOLICITED BY THE COMMITTEE OF CONCERNED SHAREHOLDERS
                             OF THE CHILDREN'S PLACE

                     2009 Annual Meeting of Shareholders of
                    The Children's Place Retail Stores, Inc.
                                    [ ], 2009

The undersigned hereby appoints each of Ezra Dabah ("Mr. Dabah") and Renee Dabah ("Mrs. Dabah") (acting alone or together), with full power of substitution, as proxies for the undersigned and authorizes either of them to represent and vote, as designated, all of the shares of common stock of The Children's Place Retail Stores, Inc. (the "Company" or "The Children's Place") that the undersigned would be entitled to vote if personally present at the 2009 annual meeting of shareholders of The Children's Place, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the "2009 Annual Meeting") with discretionary authority as to any and all other matters that may properly come before the meeting.

IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED FOR SUCH PROPOSALS (EXCEPT YOU WILL NOT BE DEEMED TO VOTE FOR THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED UNDER PROPOSAL 1). THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

                (Continued and to be signed on the reverse side)

                             YOUR VOTE IS IMPORTANT

   Please take a moment now to vote your shares of The Children's Place Retail Stores, Inc. common stock for the upcoming Annual Meeting of Shareholders.

                        PLEASE REVIEW THE PROXY STATEMENT
                      AND VOTE TODAY IN ONE OF THREE WAYS:

1. Vote by Telephone -- Please call toll-free in the U.S. or Canada at 1-866-594-5268, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-4898. Please follow the simple instructions. You will be required to provide the unique control number printed below.

                                       OR

2. Vote by Internet -- Please access https://www.proxyvotenow.com/plce, and follow the simple instructions. Please note you must type an "s" after http. You will be required to provide the unique control number printed below.

                ________________________________________________

      You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

                                       OR


3. Vote by Mail -- If you do not wish to vote by telephone or over the Internet, please sign, date and return the proxy card in the envelope provided, or mail to: The Committee of Concerned Shareholders of The Children's Place, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.


        TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND
        ----------------------------------------------------------------
                  RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED
                  --------------------------------------------

THE COMMITTEE STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR EACH OF THE NOMINEES LISTED IN PROPOSAL 1, MAKES NO RECOMMENDATION ON PROPOSAL 2 AND STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 3.

PROPOSAL 1 - To elect (01) Raphael Benaroya, (02) Jeremy J. Fingerman and (03) Ross B. Glickman to the Board.

  FOR ALL NOMINEES [  ] WITHHOLD FROM ALL NOMINEES [  ] FOR ALL EXCEPT
                                  [  ]

The Committee intends to use this proxy to vote FOR Messrs. Benaroya, Fingerman and Glickman (and if any of these nominees is unable to stand for election, for Emanuel R. Pearlman in place of such nominee).

NOTE: If you do not wish your shares to be voted "FOR" a particular nominee of the Committee, mark the "FOR ALL EXCEPT" box and write the name(s) of the nominee(s) you do not support on the line below.

PROPOSAL 2 - To ratify The Children's Place Audit Committee's selection of BDO Seidman LLP as the Company's independent auditors for fiscal 2009.

                   FOR [  ] AGAINST [  ] ABSTAIN [  ]

PROPOSAL 3 - To repeal any provision of the Bylaws of the Company as of the effectiveness of this resolution adopted by the Board of the Company and not by the shareholders of the Company that were not included in the Bylaws of the Company, as amended through March 5, 2009 and as filed with the Securities and Exchange Commission on March 6, 2009.

                   FOR [  ] AGAINST [  ] ABSTAIN [  ]


                                        Dated


                                        ________________________________________
                                        Signature(s)


                                        ________________________________________
                                        Signature (if held jointly)


                                        ________________________________________
                                        Title(s) or Authority (if any)


Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by an authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.